                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Gaylord Entertainment Company
                         -----------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                    36790110
                                    --------
                                 (CUSIP Number)

                            Angeline C. Straka, Esq.
              Vice President, Secretary & Associate General Counsel

                       Westinghouse Electric Corporation
                               11 Stanwix Street

                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 10, 1997
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36790110

-----------------------------------------------------------------------
                  (1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                           Westinghouse Electric Corporation, I.R.S.
                           Identification No. 25-0877540

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                  (2)      Check the Appropriate Box if a Member of a
                           Group

                                               (a)   [  ]
                                               (b)   [  ]

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                  (3)      SEC Use Only

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                  (4)      Source of Funds

                           00

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                  (5)      Check if Disclosure of Legal Proceedings
                           is Required Pursuant to Items 2(d) or 2(e)

                                                      [  ]

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                  (6)      Citizenship or Place of Organization

                                  Pennsylvania

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                          (7) Sole Voting Power

Number of                 ---------------------------------------------
Shares Bene-
ficially                  (8) Shared Voting Power
Owned by                       39,238,431  (See response to Item 5)
Each Report-
ing Person                --------------------------------------------
With                      (9)  Sole Dispositive Power

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                39,238,431  (See response to Item 5)

-----------------------------------------------------------------------
                  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                39,238,431  (See response to Item 5)

-----------------------------------------------------------------------
                  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                      [   ]

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                  (13)     Percent of Class Represented by
                           Amount in Row (11)
                             46.6%        (See response to Item 5)

-----------------------------------------------------------------------
                  (14)  Type of Reporting Person       CO

ITEM 1.  SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, $.01 par value per share ("Class A Common Stock"), of Gaylord Entertainment Company ("Issuer"), a Delaware corporation with its principal executive offices at One Gaylord Drive, Nashville, Tennessee 37214.

ITEM 2.  IDENTITY AND BACKGROUND

                  The address of the principal office and the principal business of Westinghouse Electric Corporation ("Westinghouse"), a Pennsylvania corporation, is Westinghouse Building, 11 Stanwix Street, Pittsburgh, Pennsylvania 15222-1384. Westinghouse conducts its businesses through its Westinghouse/CBS Group and its Industries & Technology Group. The operations of the Westinghouse/CBS Group principally relate to broadcasting, while the Industries & Technology Group provides services, fuel and equipment for the nuclear energy market, services and equipment for the power generation market, transport refrigeration services and management services at government-owned facilities.

                 During the last five years, neither Westinghouse nor, to the knowledge of Westinghouse, any executive officer or director of Westinghouse
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   The attached Schedule I is a list of the directors and executive officers of Westinghouse which contains the following information with respect to each such person:

                  (a)      name;

                  (b)      business address; and

                  (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                 Except for Robert E. Cawthorn and David K. P. Li, who are both British citizens, each person identified in Schedule I hereto is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Pursuant to the Stockholder Agreement dated as of February 9, 1997 among Westinghouse, certain stockholders of Issuer set forth on Schedule A thereto (the "Principal Stockholders") and Edward L. Gaylord, Edith Gaylord Harper, Christine Gaylord Everest, Edward K. Gaylord II and Martin C. Dickinson, in their capacity as trustees (the "Trustees"), of that certain voting trust (the "Trust") created pursuant to the Agreement dated as of October 3, 1990, as amended by Amendment No. 1 to Voting Trust Agreement dated as of October 23, 1991, among the Trustees and certain stockholders of Issuer party thereto from time to time, Westinghouse may be deemed to be the beneficial owner of 39,238,431 shares of Class A Common Stock. See response to
Item 5. The Principal Stockholders and the Trustees entered into the Stockholder Agreement to induce Westinghouse to enter into, and in consideration of its entering into, the Agreement and Plan of Merger dated as of February 9, 1997 (the "Merger Agreement") among Westinghouse, G Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Westinghouse ("Sub") and Issuer.

                  The descriptions of the Stockholder Agreement and the Merger Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the Stockholder Agreement (the terms of which are hereby incorporated by reference) was to induce Westinghouse to enter into the Merger Agreement and to facilitate the merger of Sub with and into Issuer (the "Merger"), with Issuer surviving the Merger as a wholly owned subsidiary of Westinghouse, pursuant to the terms of the Merger Agreement (the terms of which are hereby incorporated by reference). In addition to providing for the Merger, the Merger Agreement provides, among other things, for changes to the board of directors, management, certificate of incorporation and by-laws of Issuer at the effective time of the Merger. The Merger Agreement also restricts Issuer from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making certain acquisitions, selling certain assets, changing its capitalization in certain respects and paying certain dividends and otherwise requires Issuer to operate in the ordinary course of business. In connection with the Merger, it is expected that the Class A Common Stock will be delisted from all exchanges upon which it is listed and will become eligible for termination of registration under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  As of February 9, 1997, the shares subject to the Stockholder Agreement consisted of (i) 49,612 shares of Class A Common Stock owned of record by the Principal Stockholders, (ii) 1,420,863 shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of Issuer owned of record by the Principal Stockholders and (iii) 37,767,956 shares of Class B Common Stock owned of record by the Trust (together with all shares of capital stock of Issuer deposited in or otherwise acquired by the Trust after February 9, 1997, the "Trust Shares"), as well as any shares of capital stock of Issuer acquired by the Principal Stockholders or the Trust after February 9, 1997 (including pursuant to the exercise of options held by the Principal Stockholders). As of January 31, 19971(1), the shares of Class A Common Stock and Class B Common Stock subject to the Stockholder Agreement represented approximately 64.9% of the aggregate voting power ("Voting Power") of Issuer.(2)

                  As of January 31, 1997, the shares of Class A Common Stock subject to the Stockholder Agreement represented approximately 0.1% of the Class A Common Stock then outstanding and less than .02% of the Voting Power. The shares of Class B Common Stock subject to the Stockholder Agreement (including the Trust Shares) are convertible into shares of Class A Common Stock at any time and automatically convert upon the occurrence of certain events. However, under the terms of the Stockholder Agreement (i) the Trustees have agreed not to consent to the withdrawal of any of the Trust Shares from the Trust and not to take any action that would result in the conversion of any of


--------
(1) Unless otherwise indicated, information in this Item 5 stated to be as of January 31, 1997 is calculated based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 31, 1997, as set forth in the Merger Agreement, and the number of shares subject to the Stockholder Agreement as set forth in the first sentence of this Item 5.

(2) As of January 31, 1997, Issuer had two classes of common stock outstanding entitled to vote on matters submitted to stockholders: Class A Common Stock and Class B Common Stock. For most matters submitted to a vote of the stockholders (including the Merger), holders of Class A Common Stock and Class B Common Stock will be entitled to one and five votes, respectively, per share.

the Trust Shares into shares of Class A Common Stock and (ii) the Principal Stockholders have agreed, subject to certain exceptions, not to sell or otherwise transfer any shares of Class A Common Stock or Class B Common Stock (whether owned of record or beneficially), not to convert or cause to be converted any shares of Class B Common Stock owned of record into shares of Class A Common Stock and not to transfer to the Trustees any trust certificates in connection with the withdrawal of any Trust Shares from the Trust. If, however, the shares of Class B Common Stock subject to the Stockholder Agreement were converted into shares of Class A Common Stock, as of January 31 1997 the shares subject to the Stockholder Agreement would consist of 39,238,431 shares of Class A Common Stock, representing approximately 46.6% of the Class A Common Stock then outstanding and approximately 27% of the Voting Power. Accordingly, pursuant to the Stockholder Agreement, Westinghouse may be deemed to have acquired beneficial ownership of 39,238,431 shares of Class A Common Stock.

                  Under the terms of the Stockholder Agreement, the Trustees have agreed to vote (or cause to be voted) the Trust Shares and each of the Principal Stockholders has agreed to vote (or cause to be voted) the Class A Common Stock and Class B Common Stock owned of record by such Principal Stockholder, (i) in favor of the Merger, the adoption by Issuer of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby and (ii) against any alternative takeover proposal or any amendment to Issuer's certificate of incorporation or by-laws or other proposal or transaction involving Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated thereby or change in any manner the voting rights of the Class A Common Stock or the Class B Common Stock. In addition, under the terms of the Stockholder Agreement, each Principal Stockholder has agreed not to enter into any voting arrangement in connection with any alternative takeover proposal. Accordingly, pursuant to the Stockholder Agreement, Westinghouse may be deemed to have acquired shared voting and dispositive power with respect to all such shares.

                  Except as described above, neither Westinghouse nor, to Westinghouse's knowledge, any person named in Schedule I beneficially owns any shares of Class A Common Stock or has effected any transactions in Class A Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1: Stockholder Agreement dated as of February 9, 1997, among Westinghouse, the Principal Stockholders and the Trustees.

                  Exhibit 2: Agreement and Plan of Merger dated as of February 9, 1997, among Westinghouse, Sub and Issuer.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 20, 1997.

                                        WESTINGHOUSE ELECTRIC CORPORATION

                                        By: /s/ ANGELINE C. STRAKA
                                            -------------------------------
                                            Name:  Angeline C. Straka
                                            Title: Vice President, Secretary &
                                                   Associate General Counsel

                                   SCHEDULE I

                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation:
                       ----------------------------------

                                   Directors
                                   ---------

                                              Present Principal Occupation and
Name, Business Address                        Address of Employment
----------------------                        --------------------------------
  Frank C. Carlucci                           Chairman
  The Carlyle Group                           The Carlyle Group
  1001 Pennsylvania Avenue, N.W.              1001 Pennsylvania Avenue, N.W.
  Washington, DC  20004-2505                  Washington, DC  20004-2505

  Robert E. Cawthorn                          Chairman
  Rhone-Poulenc Rorer, Inc.                   Rhone-Poulenc Rorer, Inc.
  500 Arcola Road                             500 Arcola Road
  Collegeville, PA  19426                     Collegeville, PA 19426

  Gary M. Clark                               Vice Chairman & President
  Westinghouse Electric  Corporation          Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  George H. Conrades                          President and Chief Executive Officer
  BBN Corporation .                           BBN Corporation
  150 Cambridge Park Drive                    150 Cambridge Park Drive
  Cambridge, MA  02140                        Cambridge, MA  02140

  William H. Gray III                         President and Chief Executive Officer
  The College Fund/UNCF                       The College Fund/UNCF
  8260 Willow Oaks Corporate Drive            8260 Willow Oaks Corporate Drive
  P.O. Box 10444                              P. O. Box 10444
  Fairfax, VA   22031                         Fairfax, VA  22031

  Michael H. Jordan                           Chairman and Chief Executive Officer
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

                               Directors (contd.)
                               ------------------

                                              Present Principal Occupation and
Name, Business Address                        Address of Employment
----------------------                        --------------------------------
  Mel Karmazin                                Chairman and Chief Executive Officer
  CBS Radio                                   CBS Radio
  40 W. 57th Street                           40 W. 57th Street
  New York, NY  10019                         New York, NY  10019

  David K. P. Li                              Deputy Chairman and Chief Executive
  Bank of East Asia, Limited                  Bank of East Asia, Limited
  Bank of East Asia Building                  Bank of East Asia Building
  22nd Floor                                  22nd Floor
  10 Des Voeux Road Central                   10 Des Voeux Road Central
  Hong Kong                                   Hong Kong

  David T. McLaughlin                         Chairman and Chief Executive Officer
  The Aspen Institute                         The Aspen Institute
  Carmichael Road                             Carmichael Road
  Queenstown, MD  21658                       Queenstown, MD 21658

  Richard R. Pivirotto                        President
  Richard R. Pivirotto Co., Inc.              Richard R. Pivirotto Co., Inc.
  111 Clapboard Ridge Road                    111 Clapboard Ridge Road
  Greenwich, CT  06830                        Greenwich, CT  06830

  Raymond W. Smith                            Chairman and Chief Executive Officer
  Bell Atlantic Corporation                   Bell Atlantic Corporation
  1717 Arch Street, 32nd Floor                1717 Arch Street, 32nd Floor
  Philadelphia, PA  19103                     Philadelphia, PA  19103

  Paula Stern                                 President
  The Stern Group, Inc.                       The Stern Group, Inc.
  3314 Ross Place, N.W.                       3314 Ross Place, N.W.
  Washington, DC  20008                       Washington, DC  20008

  Robert D. Walter                            Chairman and Chief Executive Officer
  Cardinal Health, Inc.                       Cardinal Health, Inc.
  555 Glendon Court                           555 Glendon Court
  Dublin, OH  43016                           Dublin, OH  43016

                               Executive Officers
                               ------------------

                                              Present Principal Occupation and
Name, Business Address                        Address of Employment
----------------------                        --------------------------------
  Michael H. Jordan                           Chairman and Chief Executive Officer
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Gary M. Clark                               President
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Louis J. Briskman                           Senior Vice President and General Counsel
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Francis J. Harvey                           Executive Vice President and Chief
  Westinghouse Electric Corporation             Operating Officer
  Westinghouse Building                       Industries & Technology Group
  11 Stanwix Street                           Westinghouse Building
  Pittsburgh, PA  15222                       11 Stanwix Street
                                              Pittsburgh, PA   15222

  Mel Karmazin                                Chairman and Chief Executive Officer
  CBS Radio                                   CBS Radio
  40 W. 57th Street                           40 W. 57th Street
  New York, NY  10019                         New York, NY  10019

                          Executive Officers (con't.)
                          ---------------------------

                                              Present Principal Occupation and
Name, Business Address                        Address of Employment
----------------------                        --------------------------------
  Peter A. Lund                               President & Chief Executive Officer
  CBS Inc.                                    CBS Inc.
  President and Chief Executive Officer       51 W. 52nd Street
  51 W. 52nd Street                           New York, NY 10019
  New York, NY  10019

  Fredric G. Reynolds                         Executive Vice President
  Westinghouse Electric Corporation             and Chief Financial Officer
  Westinghouse Building                       Westinghouse Electric Corporation
  11 Stanwix Street                           Westinghouse Building
  Pittsburgh, PA  15222                       11 Stanwix Street
                                              Pittsburgh, PA  15222

  Carol V. Savage                             Vice President and Chief Accounting Officer
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  James F. Watson, Jr.                        President - Thermo King
  Thermo King Corporation                     Thermo King Corporation
  314 W. 90th Street                          314 W. 90th Street
  Minneapolis, MN  55420                      Minneapolis, MN  55420

  Randy H. Zwirn                              President - Power Generation
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  The Quadrangle                              The Quadrangle
  4400 Alafaya Trail                          4400 Alafaya Trail
  Orlando, FL  32826-2399                     Orlando, FL  32826-2399